  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1997

                                                REGISTRATION NO. 333-30269
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                  GBC BANCORP
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

                 CALIFORNIA                                      95-3586596
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

                             800 WEST SIXTH STREET
                         LOS ANGELES, CALIFORNIA 90017
                                (213) 972-4104
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                  PETER LOWE
                            CHIEF FINANCIAL OFFICER
                             800 WEST SIXTH STREET
                         LOS ANGELES, CALIFORNIA 90017
                                (213) 972-4104
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

              STANLEY F. FARRAR                            WILLIAM T. QUICKSILVER
             SULLIVAN & CROMWELL                       MANATT, PHELPS & PHILLIPS, LLP
           444 SOUTH FLOWER STREET                       11355 W. OLYMPIC BOULEVARD
        LOS ANGELES, CALIFORNIA 90071                  LOS ANGELES, CALIFORNIA 90064
               (213) 955-8000                                  (310) 312-4000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: After the effective date of this Registration Statement, as determined by market conditions.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
                                                    PROPOSED       PROPOSED
                                                    MAXIMUM        MAXIMUM      AMOUNT OF
    TITLE OF EACH CLASS OF SECURITIES TO BE      OFFERING PRICE   AGGREGATE    REGISTRATION
                   REGISTERED                       PER UNIT    OFFERING PRICE     FEE
-------------------------------------------------------------------------------------------
  % Subordinated Notes due 2007................       100%       $40,000,000    $12,121.21
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE OR UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to completion, dated July 23, 1997

PROSPECTUS
dated           , 1997

                                  $40,000,000

                             [LOGO OF GBC BANCORP]

                          % SUBORDINATED NOTES DUE 2007

Interest on the       % Subordinated Notes due 2007 (the "Notes") issued by GBC
Bancorp (the "Company") is payable on the 15th day of October, January, April
and July of each year, commencing October 15, 1997. The Notes mature on       ,
2007. The Notes are not redeemable prior to        , 2002. Thereafter, the
Notes are redeemable, in whole or in part, at the option of the Company at the redemption prices set forth in this Prospectus plus accrued interest to the date of redemption. The Notes have no sinking fund. The Notes will be issued only in fully registered book-entry form in denominations of $1,000 and any integral multiple thereof. The Notes will be unsecured general obligations of the Company and will be pari passu with the Company's existing subordinated debt and subordinated to all future Senior Indebtedness (as defined herein) of the Company. There is no limitation in the Indenture on the Company's ability to create or incur Senior Indebtedness or indebtedness ranking on a parity with the Notes. The Notes have been approved for listing on the New York Stock Exchange subject to official notice of issuance. Although the Underwriters have each indicated an intention to make a market in the Notes, no Underwriter is obligated to make a market in the Notes and any market making may be discontinued at any time at the sole discretion of such Underwriter. See "Description of Notes" and "Underwriting."

Payment of principal of the Notes may be accelerated only in the case of certain events relating to the bankruptcy, insolvency or reorganization of the Company. There is no right to acceleration in the case of a default in the payment of interest on the Notes or in the performance of any other covenant of the Company. See "Description of Notes."

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THE NOTES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
                                       PRICE TO             UNDERWRITING           PROCEEDS TO
                                        PUBLIC               DISCOUNT(1)            COMPANY(2)
----------------------------------------------------------------------------------------------
Per Note.......................         100.00%                    %                      %
----------------------------------------------------------------------------------------------
Total..........................         $                      $                      $
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $          .

The Notes are being offered by the Underwriters named herein subject to prior sale and when, as and if delivered to and accepted by the Underwriters. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (the "Depositary") in
New York, on or about          , 1997 against payment therefor in immediately
available funds.

PIPER JAFFRAY INC.

                         KEEFE, BRUYETTE & WOODS, INC.

                                                         OPPENHEIMER & CO., INC.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov. The Company's common stock is traded on the Nasdaq National Market. Reports and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all exhibits and amendments thereto, called the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement. Copies of the Registration Statement, including any amendments and exhibits thereto, can be inspected and copied at the offices of the Commission as set forth above. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents of the Company which have been previously filed with the Commission are hereby incorporated by reference in this Prospectus:

  (a) the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996;

  (b) the Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1997; and

  (c) the Company's Proxy Statement dated March 24, 1997.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the oral or written request of any such person, a copy of all documents which are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Amy Lin, GBC Bancorp, 800 West Sixth Street, Los Angeles, California 90017, telephone number (213) 972-4268.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

-------------------------------------------------------------------------------

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial information appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context clearly suggests otherwise, and except as described under the caption "Description of Notes," references to the Company include the Company and its subsidiaries. In addition to the historical information contained herein, certain statements in this Prospectus constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 (the "Reform Act") which involve risks and uncertainties. The Company's actual results may differ significantly from those discussed herein. Factors that might cause such a difference include, but are not limited to, those discussed under the caption "Risk Factors" as well as those discussed elsewhere in this Prospectus or in documents incorporated by reference herein. See "Risk Factors--Forward-Looking Statements."

                                  THE COMPANY

  GBC Bancorp (the "Company") is a bank holding company based in Los Angeles, California, which operates through its principal subsidiary, General Bank (the "Bank"), a California state-chartered commercial bank. The Bank serves primarily small to medium-sized businesses and high net worth individuals through fifteen branch offices located in the greater Los Angeles, San Diego and Silicon Valley areas of California. The primary emphasis of the Bank is on commercial and real estate lending, real estate construction lending and to a lesser extent, residential mortgage lending. Substantially all of the Bank's funding is comprised of retail and commercial deposits generated within its market areas. At March 31, 1997, the Company had consolidated assets of $1.4 billion, deposits of $1.2 billion and stockholders' equity of $119.3 million.

  The Bank has focused on servicing the Asian community, primarily persons of Taiwanese and Chinese descent. Consistent with this strategy, the Bank emphasizes building long-term relationships with its customers and providing specialized products and services for these markets. Generally the Bank's customers have a need for both commercial and residential real estate loans to finance their businesses and homes. In addition, many of the Bank's customers have operations both in the U.S. and in their home countries and, therefore, require ongoing trade financing and other international banking services to conduct business between the two locations. The Bank's specialized services for its customers include an International Banking Division which provides expertise on trade-related banking matters, a Small Business Administration ("SBA") department which makes SBA guaranteed loans to assist smaller businesses and a High Technology Division that services venture-backed, early stage, emerging growth companies in the high technology market. In concert with the High Technology Division, the Company established GBC Venture Capital, Inc. in 1996 to invest in technology ventures, thereby providing a full range of financing services to its technology customers.

  The Bank's funding strategy focuses on servicing its high net worth customers and their businesses through its fifteen branch offices. Given the nature of its customers, a significant amount of its funding is in the form of certificates of deposit of $100,000 or more, nearly all of which mature in one year or less. At December 31, 1996, approximately half of the funds represented by such certificates of deposit were maintained by the Bank for three years or more. The Company believes its success in retaining such funds is a result of its customers' strong ties to the Bank and their desire for personal service.

  The Company expects to continue its growth by expanding its core business and by leveraging its product competencies and its experience in dealing with niche customer markets. The principal components of the Company's strategy are to:

  . Grow core customer base: As a leading lending institution for the Taiwanese and Chinese communities in California, the Company believes that it can maintain its existing business with this core customer base and build its customer base among the growing Taiwanese and Chinese populations of California.

 -------------------------------------------------------------------------------

-------------------------------------------------------------------------------

  . Continue geographic expansion: The Company plans to explore other geographic regions with a high concentration of persons of Taiwanese and Chinese descent and where there is need for trade-related international banking. The Company believes that the elimination of many barriers to interstate branching should enable it to expand more efficiently to other such markets.

  . Further develop core product competencies: Through services provided to its core customer base, the Company has developed expertise in providing construction lending, commercial and real estate lending, trade-related international banking and lending to technology companies. The Company believes that it can continue to market such products to customers outside of its core customer base. For example, a substantial amount of the Company's construction loans as of March 31, 1997, were to non-Taiwanese or Chinese customers.

  . Enter new customer markets: Within California, the Company believes there are growing concentrations of other ethnic groups whose members have similar characteristics to those of the Company's core customer base, such as high net worth, as well as similar needs, such as trade-related international banking needs, a need for real estate lending and a desire to conduct business in their native language. The Company believes that it has the experience and product expertise to serve new customer markets.

  The Company is a California corporation with its principal executive offices at 800 West Sixth Street, Los Angeles, California 90017, and its telephone number is (213) 972-4104.

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

 Notes offered....................  $40,000,000 principal amount of     %
                                    Subordinated Notes due 2007.

 Denominations....................  $1,000 and integral multiples thereof.

 Maturity.........................        , 2007

 Interest payment dates...........  Interest on the Notes is payable quarterly commencing October 15, 1997 and on the 15th day of each January, April, July and October thereafter. The first interest payment will represent interest from the date of issuance of the Notes through October 14, 1997.

 Sinking fund.....................  None.

 Optional redemption..............  The Notes may not be redeemed prior to
                                        , 2002. The Company may elect to redeem
                                    the Notes, in whole or in part, upon not
                                    less than 30 nor more than 60 days' prior
                                    written notice, at any time on or after
                                          , 2002 and prior to       , 2003 at
                                    102% of the principal amount thereof, on or
                                    after       , 2003 and prior to       ,
                                    2004 at 101% of the principal amount
                                    thereof and on or after       , 2004, at
                                    100% of the principal amount thereof, in each case plus accrued interest to the date of redemption. See "Description of Notes-- Redemption at Option of the Company."

 Covenants........................  The indenture under which the Notes will be issued (the "Indenture"), among other
                                    things, restricts the ability of the
                                    Company under certain circumstances to pay cash dividends or to make other capital distributions. See "Description of Notes-- Restriction on Dividends and Other Distributions." The Indenture does not limit the ability of the Company or its subsidiaries to incur additional indebtedness.

 Limited rights of acceleration...  Payment of principal of the Notes may be accelerated only in case of certain events involving the bankruptcy, insolvency or reorganization of the Company which constitute an Acceleration Event (as defined). There is no right of acceleration in the case of a default in the payment of principal of or interest on the Notes or the performance of any other covenant of the Company in the Indenture. See "Description of Notes--Acceleration
                                    Events."

 Subordination....................  The Notes will be unsecured general obligations of the Company and will be
                                    subordinated to all existing and future
                                    Senior Indebtedness (as defined) of the
                                    Company in the manner and to the extent
                                    described herein. As of March 31, 1997, the Company had no outstanding Senior Indebtedness, and had $15 million of outstanding subordinated debentures ranking pari passu with the Notes. There is no limitation in the Indenture on the Company's ability to create or incur Senior Indebtedness or indebtedness ranking on a parity with the Notes. See "Description of Notes--Subordination."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

 Use of proceeds..................  The net proceeds of this offering will be used for general corporate purposes, which
                                    may include repayment of the Company's
                                    $15 million of outstanding subordinated
                                    debentures, repurchases by the Company of
                                    its common stock and possible future
                                    acquisitions. The Notes are expected to be
                                    treated as Tier 2 capital for regulatory
                                    purposes. As Tier 2 capital, the Notes are
                                    expected to strengthen further the capital
                                    structure of the Company. See "Use of
                                    Proceeds."

 Listing..........................  The Notes have been approved for listing on the New York Stock Exchange subject to
                                    official notice of issuance.

 Trustee..........................  BNY Western Trust Company.

--------------------------------------------------------------------------------

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                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  The following summary consolidated financial information of the Company and its subsidiaries as of and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 has been derived from the Company's audited consolidated financial statements. The following summary consolidated financial information for the three months ended March 31, 1997 and 1996 has been derived from the Company's unaudited consolidated quarterly financial statements which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The summary consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes incorporated herein by reference. The consolidated financial information for the three months ended March 31, 1997 is not necessarily indicative of the operating results to be expected for the entire year.

                           THREE MONTHS ENDED
                                MARCH 31,                       YEAR ENDED DECEMBER 31,
                          ----------------------  --------------------------------------------------------
                             1997        1996        1996        1995        1994       1993       1992
                          ----------  ----------  ----------  ----------  ----------  ---------  ---------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Interest income.........  $   25,734  $   23,284  $   97,641  $   85,126  $   72,782  $  65,159  $  65,731
Interest expense........      11,050      10,666      43,661      37,418      28,889     24,997     28,441
                          ----------  ----------  ----------  ----------  ----------  ---------  ---------
Net interest income.....      14,684      12,618      53,980      47,708      43,893     40,162     37,290
Provision for credit
 losses.................       1,000       1,500       4,500      18,570      16,194      9,300      3,830
                          ----------  ----------  ----------  ----------  ----------  ---------  ---------
Net interest income
 after provision for
 credit losses..........      13,684      11,118      49,480      29,138      27,699     30,862     33,460
Non-interest income.....       1,524       1,832       6,073       6,042       5,936      8,286      4,420
Non-interest expense....       6,790       6,588      27,337      26,104      24,310     22,012     18,283
                          ----------  ----------  ----------  ----------  ----------  ---------  ---------
Income before income
 taxes..................       8,418       6,362      28,216       9,076       9,325     17,136     19,597
Provision for income
 taxes..................       2,674       2,053       9,179       1,427       1,796      5,196      6,585
                          ----------  ----------  ----------  ----------  ----------  ---------  ---------
Net income..............  $    5,744  $    4,309  $   19,037  $    7,649  $    7,529  $  11,940  $  13,012
                          ==========  ==========  ==========  ==========  ==========  =========  =========
Earnings per common
 share:
 Net income.............  $     0.82  $     0.62  $     2.67  $     1.14  $     1.12  $    1.76  $    1.94
Average common shares
 outstanding............   6,983,000   6,997,000   7,135,000   6,729,000   6,693,000  6,774,000  6,707,000
SELECTED OPERATING
 RATIOS AND OTHER DATA:
Return on average
 assets(1)..............        1.73%       1.38%       1.46%       0.70%       0.76%      1.32%      1.59%
Return on average common
 stockholders'
 equity(1)..............       19.55       17.06       17.93        8.13        8.34      14.47      18.25
Net interest
 margin(1)(2)...........        4.67        4.25        4.36        4.59        4.74       4.74       4.86
Net charge-offs to
 average loans and
 leases(1)..............        1.33        1.59        0.96        5.10        1.01       1.00       0.48
Efficiency Ratio (3)....       41.90       45.60       45.50       48.60       48.80      45.40      43.80
Ratio of earnings to
 fixed charges(4):
 Excluding interest on
  deposits..............        9.42x       5.64x       6.38x       2.37x       2.44x      3.16x      4.91x
 Including interest on
  deposits..............        1.68x       1.52x       1.57x       1.17x       1.24x      1.53x      1.61x
BALANCE SHEET DATA:
Assets..................  $1,353,577  $1,365,719  $1,352,115  $1,204,506  $1,081,602  $ 957,260  $ 861,252
Loans and leases, net...     592,158     464,994     582,507     451,891     474,276    489,394    435,880
Securities(5)...........     553,720     662,429     532,095     540,694     440,511    310,979    336,139
Deposits................   1,199,920   1,208,763   1,201,513   1,046,200     934,020    790,575    697,020
Subordinated debt.......      15,000      15,000      15,000      15,000      15,000     15,000     15,000
Stockholders' equity....     119,260     101,266     116,636      99,477      87,683     86,438     76,209
Book value per common
 share..................       17.57       15.12       17.24       14.89       13.17      13.00      11.51

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                                       7

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
                           THREE MONTHS
                          ENDED MARCH 31,           YEAR ENDED DECEMBER 31,
                          ----------------  -------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                          -------  -------  -------  -------  -------  -------  -------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED ASSET QUALITY
 DATA:
Loans 90 days or more
 past due and still
 accruing...............  $ 5,109  $     9  $ 6,779  $     9  $   999  $ 4,059  $    87
Non-accrual loans.......    9,096   27,539   11,719   43,712   46,672   22,033   15,965
Restructured loans(6)...   22,240   20,103   23,125   10,151   20,865   11,898       --
                          -------  -------  -------  -------  -------  -------  -------
Total non-performing
 loans..................   36,445   47,651   41,623   53,872   68,536   37,990   16,052
Other real estate owned
 ("OREO"), net..........   15,866   10,452   12,988    7,686    5,051   15,541   14,713
                          -------  -------  -------  -------  -------  -------  -------
Total non-performing
 assets.................  $52,311  $58,103  $54,611  $61,558  $73,587  $53,531  $30,765
                          =======  =======  =======  =======  =======  =======  =======
SELECTED FINANCIAL
 CONDITION RATIOS:
Non-accrual loans to
 loans and leases, net..     1.54%    5.92%    2.01%    9.67%    9.84%    4.50%    3.66%
Non-performing assets to
 total assets...........     3.86     4.25     4.04     5.11     6.80     5.59     3.57
Non-performing assets to
 loans and leases, net
 and OREO, net..........     8.60    12.22     9.17    13.39    15.35    10.60     6.83
Allowance for credit
 losses to total loans
 and leases.............     2.49     3.37     2.69     3.53     4.60     2.37     1.68
Allowance for credit
 losses to non-accrual
 loans..................   167.17    59.21   138.31    38.15    49.33    54.36    47.00
Allowance for credit
 losses to non-
 performing loans.......    41.72    34.22    38.94    30.95    33.60    31.53    46.74
Regulatory capital
 ratios:
 Tier 1 risk-based
  capital...............    12.51    12.77    11.97    13.83    13.21    11.93    11.77
 Total risk-based
  capital...............    14.23    14.40    13.69    15.51    15.34    14.44    14.81
 Leverage ratio.........     8.98     8.00     8.74     8.27     8.69     8.96     8.67

--------
(1) Annualized for the three-month periods ended March 31, 1997 and 1996.
(2) Tax-exempt interest income is not adjusted to a fully taxable equivalent basis.
(3) Non-interest expense divided by the sum of net interest income plus non-interest income.
(4) For purposes of computing the ratio on earnings to fixed charges, earnings represents income before income taxes, extraordinary items and fixed charges. Fixed charges represents interest expense, and net rental expense. The portion of rents applicable to interest has been deemed immaterial and is not included in fixed charges.
(5) Includes securities available for sale and securities held to maturity.
(6) A loan is categorized as restructured if the original interest rate on such loan, the repayment terms, or both, are modified due to a deterioration in the financial condition of the borrower. Restructured loans which are non-accrual loans are not included in the balance of restructured loans. The weighted average yield of the restructured loans (on accrual status) as of March 31, 1997, was 10.23%.

-------------------------------------------------------------------------------

                                 RISK FACTORS

  Prospective investors should consider, among other things, the following factors in connection with a decision to purchase the Notes.

SOURCE OF PAYMENTS TO HOLDERS OF NOTES

  As a holding company without significant assets other than its equity interest in the Bank, the Company's ability to pay the principal of and interest on the Notes depends primarily upon the cash dividends it receives
from the Bank. The Notes mature on       , 2007, and there is no sinking fund
or other mandatory provision for earlier retirement. Dividend payments from the Bank are subject to regulatory limitations, generally based on current and retained earnings, imposed by the California Financial Code. Payment of dividends is also subject to regulatory restrictions if such dividends would impair the capital of the Bank. No assurance can be given that the Bank will be able to pay dividends in the future in amounts sufficient to pay principal and interest on the Notes. Substantially all of the consolidated assets of the Company are held by the Bank, and, in the event of liquidation of both the Company and the Bank, creditors of the Bank, including depositors, would have first claim to such assets before holders of the Notes. At December 31, 1996, the Bank had outstanding indebtedness and other liabilities, including deposits, of approximately $1.2 billion.

ECONOMIC CONDITIONS AND GEOGRAPHIC CONCENTRATION

  The Company's operations are located in California and concentrated primarily in Southern California. As a result of the geographic concentration, the Company's results depend largely upon economic conditions in this area. A deterioration in economic conditions in the Company's market areas, particularly in the real estate industry, could have a material adverse impact on the quality of the Company's loan portfolio and the demand for its products and services, and accordingly, its results of operations.

CREDIT QUALITY

  A significant source of risk for the Company arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The Company has adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying the Company's credit portfolio. Such policies and procedures, however, may not prevent unexpected losses that could materially adversely affect the Company's results of operations. Because a high percentage of the Company's credit portfolio is secured by real estate, a diminution in value of the real estate market could adversely affect the Company's results of operations.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends substantially on certain members of its senior management, in particular Li-Pei Wu, Chairman, President and Chief Executive Officer of the Bank. Mr. Wu serves as Chairman, President and CEO pursuant to an Employment Agreement which contains a seven year term that commenced on January 1, 1992 and ends September 9, 1998. Thereafter, the agreement may be renewed at Mr. Wu's option for a successive 12-month period. There would likely be a difficult transition period if the services of Mr. Wu were lost to the Company. There is no assurance that the Company will be able to retain its current key personnel or attract additional qualified key persons as needed.

INTEREST RATES

  Banking companies' earnings depend largely on the relationship between the cost of funds, primarily deposits, and the yield on earning assets. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. The Company is subject to interest rate risk to the degree that its interest bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than its interest earning assets. Given the Company's current volume and mix of interest-bearing liabilities and interest earning assets, the Company's interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Although the Company believes its current level of interest rate sensitivity is reasonable, declines in interest rates may have an adverse effect on the Company's results of operations.

COMPETITION

  The banking and financial services business in California generally, and in the Bank's market areas specifically, is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. The Bank competes for loans, deposits and customers for financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other nonbank financial service providers. The Bank's profitability is directly impacted by its ability to competitively price loans and accept deposits in relation to its competitors' abilities to provide the same or similar services. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than the Bank. There can be no assurance that the Bank will be able to compete effectively in its markets, and the results of operations of the Company could be adversely affected if circumstances affecting the nature or level of competition change.

LIMITED RIGHT OF ACCELERATION OF NOTES

  Payment of principal of or interest on the Notes may be accelerated only in the case of the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default in the payment of principal or interest on the Notes or in the performance of any other covenant of the Company, or upon a change in control of the Company. There has been and continues to be merger, acquisition and consolidation activity in the banking and financial services industry. The Company has from time to time received inquiries relating to a potential acquisition. The Company hired an investment banking firm in December 1996 to provide financial advisory and investment banking services in connection with mergers and acquisitions, including a potential sale of the Company. Although the Company is not currently in negotiations with any potential purchaser, there can be no assurance that the Company will not in the future undergo a change in control through acquisition or otherwise. See "Description of Notes--Acceleration Events."

LIMITED COVENANTS

  The covenants in the Indenture are limited. The covenants do not protect holders of the Notes in the event of a material adverse change in the Company's financial condition or results of operations and do not limit the ability of the Company or any subsidiary to incur additional indebtedness. Therefore, the provisions of the Indenture should not be considered a significant factor in evaluating whether the Company will be able to comply with its obligations under the Notes. See "Description of Notes."

SUBORDINATION OF NOTES

  The payment of principal of and interest on the Notes is unsecured and is subordinated in right of payment to all Senior Indebtedness of the Company, as defined in the Indenture. As a result, in the event of the dissolution, liquidation or reorganization of the Company, the holders of Notes would not receive payment until the holders of Senior Indebtedness were fully satisfied. As of March 31, 1997, the Company had no outstanding Senior Indebtedness and had $15 million of outstanding subordinated debentures ranking pari passu with the Notes.

There is no limitation in the Indenture on the Company's ability to create or incur Senior Indebtedness or indebtedness ranking on a parity with the Notes. In addition, because substantially all of the consolidated assets of the Company are held by the Bank, the Notes are structurally subordinated to the liabilities of the Bank, which at March 31, 1997 were approximately $1.2 billion. See "--Source of Payments to Holders of Notes" and "Description of Notes--Subordination."

ABSENCE OF EXISTING PUBLIC MARKET; MARKET PRICES

  There is no existing market for the Notes. Application has been made to list the Notes on the New York Stock Exchange, but there can be no assurance that an active and liquid trading market will develop or that a continued listing will be available. Although the Underwriters have each indicated an intention to make a market in the Notes, none of the Underwriters is obligated to make a market in the Notes and any market making may be discontinued at any time at the sole discretion of such Underwriter. If the Notes are traded after their original issuance, they may trade at a discount to their principal amount.

REGULATION

  The Company, as a bank holding company, is subject to extensive regulation by the Board of Governors of the Federal Reserve System. This regulation limits the manner in which the Company conducts its businesses and obtains financing and is designed primarily to protect depositors and not to benefit holders of securities of financial institutions. The Bank is subject to extensive regulation and supervision by the California Commissioner of Financial Institutions, and the Federal Deposit Insurance Corporation (the "FDIC"). The Company is subject to periodic examinations by the bank regulatory authorities. As a result of the FDIC's examination of the Bank in 1994, the Bank entered into a Memorandum of Understanding ("MOU") with the FDIC, which was revised in 1995. In April, 1996, the FDIC terminated the MOU based upon the results of a safety and soundness examination. There can be no assurance that the FDIC will not require the Bank to enter into another memorandum of understanding or take other supervisory actions with respect to the Bank in the future. The banking industry is subject to rapidly changing laws and regulations, as well as changing political conditions. There can be no assurance that implementation of and changes in laws and regulations affecting banking will not adversely affect the Company, and therefore its ability to meet the debt service requirements on the Notes.

FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "intends," "expects" and words of similar import, constitute, "forward-looking statements" within the meaning of the Reform Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economics and business conditions in those areas in which the Company operates; demographic changes; competition; fluctuations in interest rates; changes in business strategy or development plans; changes in governmental regulation; credit quality; and other factors referenced in this Prospectus or in documents incorporated by reference herein, including, without limitation, under the captions "Summary," and "Risk Factors." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                              RECENT DEVELOPMENTS

  Second Quarter Earnings. For the three months ended June 30, 1997 the Company reported net income of $6.5 million, or $0.92 per share, compared to $4.7 million, or $0.66 per share, for the same period of 1996. Net income for the six months ended June 30, 1997 was $12.2 million, or $1.75 per share, up $3.2 million or 36% from the same period of 1996. The increase in net income for the six months ended June 30, 1997 was primarily due to an increase in net interest income, combined with a lower provision for credit losses. Net interest income was $15.2 million for the second quarter of 1997, up 14.3% from the same period of 1996, while no provision for credit losses was recorded in the second quarter of 1997. For the six months ended June 30, 1997, net interest income rose $4.0 million, or 15.3%, from the same period of 1996, while the provision for credit losses was $1 million, as compared to $2.5 million for the first six months of 1996. The increase in net interest income was due to an increase in the net interest spread and an increase in average earning assets. Total non-performing assets, defined as non-accrual loans and net other real estate owned, totaled $24.6 million at June 30, 1997, as compared with $24.7 million at December 31, 1996.

  The annualized return on equity for the three months ended June 30, 1997 was 21.2%, as compared to 18.2% for the same period in 1996. For the six months ended June 30, 1997, the return on equity was 20.4%, as compared with 17.6% for the same period of 1996. Total deposits at June 30, 1997 were $1.3 billion, up $58.6 million from March 31, 1997 and up $57.0 million from December 31, 1996. Total assets at June 30, 1997 were $1.4 billion, up $71 million from March 31, 1997 and up $72 million from December 31, 1996.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby (after deducting the underwriting discount and the estimated expenses of the
offering) are estimated to be $          . The Company intends to use a
portion of the net proceeds for general corporate purposes, which may include the repayment of the Company's $15 million of outstanding subordinated debentures, repurchases of the Company's common stock and possible future acquisitions. The Company's outstanding subordinated debentures have a stated maturity of September 1, 2000 and bear interest at a rate of 10.52%. Although the Company has no contractual right to prepay the subordinated debentures, the Company is currently negotiating prepayment with the holder of such debentures. Any such prepayment would require a prepayment premium which would be paid with a portion of the net proceeds. Pending their ultimate application, the net proceeds may be loaned to the Bank or invested in short term investment grade financial instruments.

  The Notes are expected to be treated as Tier 2 capital for regulatory purposes. As Tier 2 capital, the Notes will help to strengthen further the capital structure of the Company.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company and its subsidiaries at March 31, 1997, and as adjusted to give effect to the sale of the $40,000,000 principal amount of Notes offered hereby and the application of the estimated net proceeds therefrom. At March 31, 1997, the Company had other funding liabilities consisting of deposits of $1.2 billion. This table should be read in conjunction with the consolidated financial statements of the Company incorporated herein by reference.

                                                           MARCH 31, 1997
                                                       ------------------------
                                                        ACTUAL   AS ADJUSTED(1)
                                                       --------  --------------
                                                           (IN THOUSANDS)
Borrowings:
  Subordinated debt(2)................................ $ 15,000     $ 15,000
  Notes offered hereby................................        0       40,000
                                                       --------     --------
    Total borrowings..................................   15,000       55,000
                                                       --------     --------
Stockholders' equity:
  Common Stock, no par or stated value, 20,000,000
   shares authorized;
   6,786,589 shares outstanding(3)....................   47,729       47,729
  Securities valuation allowance, net of tax..........   (2,108)      (2,108)
  Retained earnings...................................   73,646       73,646
  Foreign currency translation adjustments............       (7)          (7)
                                                       --------     --------
    Total stockholders' equity........................  119,260      119,260
                                                       --------     --------
      Total capitalization............................ $134,260     $174,260
                                                       ========     ========

--------
(1) If the Company is successful in negotiating the prepayment of the outstanding subordinated debt, total borrowings and total capitalization as of March 31, 1997, as adjusted to give effect to the sale of the Notes and such prepayment, would be $40,000,000 and $159,260,000, respectively (without giving effect to any premium payable in connection with such repayment). See "Use of Proceeds."

(2) The principal of the subordinated debt is payable in four installments of $3,750,000 each on September 1 of 1997, 1998, 1999 and 2000.

(3) Does not include 642,960 shares of common stock issuable upon exercise of outstanding employee stock options issued under the Company's 1988 stock option plan, 308,500 shares of common stock issuable upon exercise of outstanding stock options issued under the Company's contingency stock option plan and 444,860 shares reserved for future grant under the Company's 1988 stock option plan.

                                  MANAGEMENT

  The following table sets forth certain information about the executive officers of the Company and the Bank, and the directors of the Company.

                              EXECUTIVE OFFICERS

                        AGE AT    EXECUTIVE
                     DECEMBER 31,  OFFICER
        NAME             1996       SINCE           POSITION/BACKGROUND
        ----         ------------ ---------         -------------------
 Li-Pei Wu..........      62        1982    President and Chief Executive
                                             Officer of the Company and the
                                             Bank since May 1982, Chairman of
                                             the Board of the Company and the
                                             Bank since 1984.
 Peter Wu, Ph.D.(1).      48        1979    Chief Operating Officer of the Bank
                                             since 1995, Executive Vice
                                             President of the Company and
                                             Secretary of the Company and the
                                             Bank since 1979.
 Peter Lowe.........      55        1994    Executive Vice President and Chief
                                             Financial Officer of the Company
                                             and the Bank since 1994; prior
                                             thereto, Executive Vice President
                                             and Chief Financial Officer of
                                             Manufacturers Bank from 1990 to
                                             1993.
 Eddie Chang........      41        1995    Senior Vice President and Manager
                                             of the Real Estate Department
                                             since January 1996. From July 1995
                                             to January 1996 Manager of the
                                             Real Estate Department. From July
                                             1994 to July 1995 self-employed.
                                             From 1992 to July 1994, Senior
                                             Vice President and Manager of the
                                             Real Estate Department.
 Gloria Chen........      54        1997    Senior Vice President and
                                             Relationship Manager in the
                                             Corporate Lending Department since
                                             May 1997; prior thereto, Senior
                                             Vice President and Manager of the
                                             International Department at
                                             Preferred Bank from 1992 to 1997.
 Sue Lai............      44        1997    Senior Vice President of the
                                             Corporate Lending Department since
                                             April 1997, Manager of the
                                             Corporate Lending Department since
                                             1994, in various capacities with
                                             the Bank since 1991.
 Johnny Lee.........      34        1997    Senior Vice President and Regional
                                             Manager of the Northern California
                                             Region since April 1997, in
                                             various positions with the Bank
                                             since 1990.
 Domenic Massei.....      52        1989    Senior Vice President of Operations
                                             Administration of the Bank since
                                             1989; prior thereto, Executive
                                             Vice President and Chief
                                             Administrative Officer of
                                             Transnational Bank from 1984 to
                                             1988.
 Richard Voake......      56        1992    Senior Vice President and Credit
                                             Administrator of the Bank since
                                             1994, Vice President and Manager
                                             of Corporate Credit Examination
                                             from 1992 to 1994.
 Thomas Wong, Jr....      47        1997    Senior Vice President and Special
                                             Assistant to the Chief Executive
                                             Officer since April 1997; prior
                                             thereto, Senior Vice President and
                                             head of International Banking and
                                             Cash Management sales at Whitney
                                             National Bank from 1993 to 1996.
 Carl Maier.........      56        1993    Vice President and Controller of
                                             the Bank since July 1993. From
                                             October 1991 to July 1993 self-
                                             employed.

                                   DIRECTORS

                         AGE AT
                      DECEMBER 31, DIRECTOR
         NAME             1996      SINCE           POSITION/BACKGROUND
         ----         ------------ --------         -------------------
 Helen Y. Chen.......      54        1986   Vice President of Fullong
                                             Enterprise Corp. from 1974 to
                                             present.
 Thomas C. T. Chiu...      49        1983   Medical doctor.
 Chuang-I Lin, Ph.D..      56        1983   Chairman and President of Myriad
                                             Capital, Inc., Monterey Park, CA,
                                             from 1980 to present.
 Ko-Yen Lin..........      53        1986   President of T. K. Lin Investment
                                             Co., Calabasas, CA, from 1977 to
                                             present.
 Ting Y. Liu, Ph.D...      60        1981   Chairman of General Link Inc.,
                                             Chatsworth, CA from 1994 to
                                             present and Chairman of Phoenix
                                             Hotel Group, Inc. from 1984 to
                                             present.
 John C. Wang(2).....      34        1989   President of Pacific Coast Realty
                                             Services, Inc. from 1991 to
                                             present, Managing Director of
                                             South Bay Capital Corporation,
                                             Long Beach, CA from 1990 to
                                             present, and Vice President of The
                                             Wang Partnership from 1987 to
                                             present.
 Kenneth C. Wang(2)..      35        1991   Executive Vice President of Kenjohn
                                             Trading from 1993 to present and
                                             Executive Vice President of The
                                             Wang Partnership from 1986 to
                                             present.
 Chien-Te Wu(1)......      35        1994   President from August 1993 to
                                             present, and Executive Vice
                                             President from September 1990 to
                                             July 1993, of Tone Yee Investments
                                             & Developments, Rancho Cucamonga,
                                             CA.
 Julian Wu, Ph.D(1)..      55        1981   General Partner of West Union
                                             Investment Co., Torrance, CA, from
                                             1977 to present.
 Li-Pei Wu...........      62        1982   See "-- Executive Officers."
 Peter Wu, Ph.D.(1)..      48        1981   See "-- Executive Officers."
 Ping C. Wu(1).......      51        1981   President of President Global
                                             Corp., Buena Park, CA, from 1975
                                             to present.
 Walter Wu...........      51        1981   President of Wenix International
                                             Corp., Los Angeles, CA, from 1984
                                             to present.
 Chin-Liang Yen......      54        1983   President of San Yang Enterprises
                                             Corp. from 1986 to present.

--------
(1) Peter Wu, Ph.D., Ping C. Wu and Chien-Te Wu are brothers and are first cousins to Julian Wu, Ph.D.

(2) John C. Wang and Kenneth C. Wang are brothers.

                             DESCRIPTION OF NOTES

  The Notes are to be issued under an Indenture (the "Indenture"), dated as of
           , 1997, between the Company and BNY Western Trust Company, as trustee (the "Trustee"). The Notes are not savings accounts or deposits of the Bank and are not insured by the FDIC, any other governmental agency or otherwise.

  The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture (including the definition of certain terms in the Indenture). The form of the Indenture and the Notes have been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. Wherever particular provisions or definitions are referred to, such provisions and definitions are incorporated herein by reference, and the statements made herein are qualified in their entirety by such reference. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Indenture. Article and Section references are to applicable Articles and Sections of the Indenture. For purposes of the following summary, the term the "Company" excludes the Company's Subsidiaries unless otherwise provided.

GENERAL

  The Notes offered by this Prospectus will be limited to $40,000,000 in aggregate principal amount. The Notes will be issued in registered form only, without coupons, in denominations of $1,000 and any integral multiple thereof. Interest on the Notes will accrue from the date of original issuance and will be payable on the 15th day of October, January, April and July of each year, commencing October 15, 1997, at the rate per annum stated on the cover page of this Prospectus. Interest will be payable to the person in whose name the Note is registered at the close of business on the business day next preceding such Interest Payment Date. Notwithstanding the above, in the event that the Notes are no longer in book-entry only form, the record date for such payment shall be the first day of the month in which such payment is made. (Sections 301 and
302) The Notes will mature on         , 2007, unless redeemed earlier at the
option of the Company. See "Redemption at Option of the Company."

  The Notes will not be secured by the assets of the Company or any of its Subsidiaries or otherwise and will not have the benefit of a sinking fund for the retirement of principal. In addition, the rights of the Company to participate in any distribution of assets of any Subsidiary, including the Bank, upon its liquidation or reorganization or otherwise (and thus the ability of the Holders of the Notes to benefit indirectly from such distribution) are subject to the prior claims of creditors of that Subsidiary. Claims on the Company's Subsidiaries by creditors other than the Company may include substantial obligations with respect to deposit liabilities, federal funds purchased and securities sold under repurchase agreements and other debt obligations. There are also limitations on the extent to which the Bank may pay dividends or make other payments to the Company.

  So long as the Company is a reporting company under the Exchange Act, the Company will furnish to Holders of the Notes annual reports of the Company containing audited consolidated financial statements and interim reports with unaudited consolidated financial data on a quarterly basis. If the Company ceases to be a reporting company under the Exchange Act, the Company will furnish to Holders of the Notes annual audited consolidated financial statements and quarterly unaudited consolidated summary income statements and retained earnings data. (Section 704)

  The Indenture does not contain provisions that would provide protection to Holders against a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

REDEMPTION AT OPTION OF THE COMPANY

  The Notes may not be redeemed prior to       , 2002. The Notes are subject
to redemption at the option of the Company, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days' notice,
commencing on       , 2002, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the date fixed for redemption, if redeemed during the 12-month period beginning of the year indicated:

                                                                      REDEMPTION
          YEAR                                                          PRICE
          ----                                                        ----------
        2002.........................................................    102%
        2003.........................................................    101%
        2004 and thereafter..........................................    100%

The redemption price will be paid with interest accrued to the date fixed for redemption (subject to the right of the registered Holder on the Record Date for an interest payment to receive such interest). If the Company elects to redeem less than all of the Notes, the Trustee will select which Notes to redeem using such method as it shall deem fair and appropriate, including the selection for redemption of a portion of the principal amount of any Note but not less than $1,000. On and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. (Article Eleven)

SUBORDINATION

  The Notes are subordinated, in the manner and to the extent hereinafter described, to the prior payment of all "Senior Indebtedness" of the Company. Senior Indebtedness of the Company means the principal of, premium, if any, and interest on (1) all indebtedness for money borrowed (as defined below) of the Company (including indebtedness for money borrowed of others guaranteed by the Company) other than the Notes, whether outstanding on the date of the Indenture or thereafter created, assumed or incurred, (2) any amendments, renewals, extensions, modifications and refundings of any such indebtedness, unless in either case in the instrument creating or evidencing any such indebtedness or pursuant to which it is outstanding it is provided that such indebtedness is not superior in right of payments to the Notes, and (3) Derivative Obligations (as defined below).

  For the purposes of such definition, "indebtedness for money borrowed" means
(a) any obligation of, or any obligation, contingent or otherwise, guaranteed by, the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (b) any deferred payment obligation of or any such obligation guaranteed by, the Company for the payment of the purchase price of property, assets or services and (c) any obligation of or any such obligation guaranteed by, the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under generally accepted accounting principles. Notwithstanding the foregoing, Senior Indebtedness shall not include any obligation of the Company that constitutes a trade payable or accrued liability arising in the ordinary course of business.

  "Derivative Obligations" are any obligations of the Company to make payment pursuant to the terms of any securities contracts and foreign currency exchange contracts, derivative instruments, such as swap agreements (including interest rate and currency and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts (other than obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Notes). (Section 101)

  Upon a distribution of assets, dissolution, winding up, liquidation or reorganization of the Company, if an event of default has occurred and is continuing with respect to any Senior Indebtedness or if an Acceleration Event shall have occurred and the principal of the Notes has been declared due and payable and such declaration has not been rescinded or annulled, then in any such instance all Senior Indebtedness must be paid in full before any payment of principal or interest on the Notes can be made. (Sections 1202 and 1203) However, subordination does not prevent the occurrence of an Acceleration Event or an "Event of Default" (as defined below) under the Indenture.

  By reason of the subordination of the Notes, in the event of liquidation of the Company, the Holders of the Notes will not receive payment until the holders of Senior Indebtedness have been satisfied. As of March 31, 1997, the Company had no outstanding Senior Indebtedness and had $15 million of outstanding subordinated debentures ranking pari passu with the Notes. There is no limitation in the Indenture on the Company's creation of Senior Indebtedness or indebtedness ranking on a parity with the Notes.

DENOMINATIONS, REGISTRATION AND TRANSFER

  The Notes will be represented by a global certificate registered in the name of the Depositary or its nominee ("Global Note"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary. Except as described below, Notes in certificated form will not be issued in exchange for the global certificate.

  Unless and until the Global Note is exchanged in whole or in part for the individual Notes represented thereby, it may not be transferred except as a whole by the Depositary for such Global Note to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

  The Global Note shall be exchangeable for Notes registered in the names of persons other than the Depositary or its nominee only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as a depositary for such Global Note and no successor depositary shall have been appointed, or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act, at a time when the Depositary is required to be so registered to act as such depositary or (ii) the Company in its sole discretion determines that such Global Note shall be so exchangeable. Any Global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as the Depositary shall direct. It is expected that such instructions will be based upon directions received by the Depositary from its Participants (as defined below) with respect to ownership of beneficial interests in such Global Note. In the event that Notes are issued in definitive form, such Notes will be in denominations of $1,000 and integral multiples thereof and may be transferred or exchanged at the offices described below.

  Payments on Notes represented by a Global Note will be made to the Depositary, as the depositary for the Notes. In the event Notes are issued in definitive form, principal and interest will be payable, the transfer of the Notes will be registrable, and Notes will be exchangeable for Notes of other denominations of a like aggregate principal amount, at the corporate office of the Trustee, or at the offices of any paying agent or transfer agent appointed by the Company, provided that payment of interest may be made at the option of the Company, the check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Notes are issued in certificated form, the record dates for payment of interest will be the first day of the month in which such payment is to be made.

  Upon the issuance of the Global Note, and the deposit of such Global Note with or on behalf of the Depositary, the Depositary for such Global Note or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Notes represented by such Global Note to the accounts of persons that have accounts with such Depositary ("Participants"). Ownership of beneficial interests in the Global Note will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interest in the Global Note.

  So long as the Depositary for the Global Note, or its nominee, is the registered owner of such Global Note such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Payments of principal of and interest on individual Notes represented by a Global Note registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Note. None of the Company, the Trustee, any Paying Agent, or the Securities Registrar for such Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Note representing such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a permanent Global Note representing the Notes, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Note as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

  If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Notes in exchange for the Global Note. In addition, the Company may at any time and in its sole discretion, determine not to have the Note represented by a Global Note and, in such event, will issue individual Notes in exchange for the Global Note. Further, if the Company so specifies with respect to the Notes, an owner of a beneficial interest in a Global Note representing Notes may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Note, receive individual Notes in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery of individual Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

  The Depositary is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

  Purchases of Notes within the Depositary system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Notes. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes except in the event that use of the book-entry system for the Notes is discontinued.

  The Depositary has no knowledge of the actual Beneficial Owners of the Notes, the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices will be sent to Cede & Co. as the registered holder of the Notes. If less than all of the Notes are being redeemed, the Depositary will determine by lot or pro rata the amount of the Notes of each Direct Participant to be redeemed.

  Interest payments on the Notes will be made by the Trustee to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to statutory or regulatory requirements as may be in effect from time to time. Payment of Distributions to the Depositary is the responsibility of the Trustee, disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  The Depositary may discontinue providing its services as securities depositary with respect to any of the Notes at any time by giving reasonable notice to the Trustee and the Company. In the event that a successor securities depositary is not obtained, definitive Note certificates representing such Notes are required to be printed and delivered. The Company, at its option, may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). In any such event, definitive certificates for such Notes will be printed and delivered.

  The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be accurate, but the Company assumes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by the Depositary or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS

  The Indenture provides that the Company cannot pay cash dividends or make any other distribution on, or purchase, redeem or acquire its capital stock, except that the Company may (1) declare and pay a dividend in capital stock of the Company and (2) declare and pay dividends, purchase, redeem or otherwise acquire for value its capital stock or make other distributions in cash or property other than capital stock of the Company if the amount of such dividend, purchase or distribution, together with the amount of all previous such dividends, purchases, redemptions and distributions of capital stock after December 31, 1996, would not exceed in the aggregate the sum of
(a) $38 million, plus (b) 100% of the Company's consolidated net income (or minus 100% of the Company's consolidated net loss, as the case may be), based upon audited consolidated financial statements, plus (c) 100% of the net proceeds received by the Company on account of any capital stock issued by the Company (other than to a subsidiary of the Company) after December 31, 1996. (Section 1008)

CONSOLIDATION, MERGER OR TRANSFER

  The Indenture provides that the Company may not consolidate with, merge with, or transfer all or substantially all of its assets to another entity (other than a wholly-owned subsidiary, where the Company is the surviving entity) unless such other entity assumes the Company's obligations under the Indenture and unless, after giving effect thereto, no event shall have occurred and be continuing which, after notice or lapse of time, would become a Event of Default, each insured institution controlled by the surviving corporation shall be in compliance with applicable minimum capital requirements and certain other conditions are met. (Section 801)

ACCELERATION EVENTS

  The Indenture defines Acceleration Events as certain events involving the bankruptcy, insolvency, or reorganization of the Company. An Event of Default is defined in the Indenture as: (a) any Acceleration Event; (b) failure to pay any interest on any Note when due, continued for 15 days; (c) failure to pay principal of any Note at Maturity; and (d) failure to perform any other covenant or warranty of the Company in the Indenture, continued for 30 days after written notice as provided in the Indenture.

  If an Acceleration Event with respect to the Notes occurs and is continuing, either the Trustee or the Holder or Holders of at least 25% in aggregate principal amount of the Notes by notice as provided in the Indenture may declare the principal amount of all Outstanding Notes to be due and payable immediately, and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Notes has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, and subject to applicable law and certain other provisions of the Indenture, the Holder or Holders of a majority in principal amount of the Outstanding Notes, by written notice to the Company and the Trustee, may, under certain circumstances, rescind and annul such acceleration.

  The Indenture does not provide for any right of acceleration upon an Event of Default, other than an Event of Default which is also an Acceleration Event. If an Event of Default with respect to Notes occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holder or Holders of Notes by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or to enforce any other proper remedy. The Indenture provides that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holder of Holders unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provision for the indemnification of the Trustee, and subject to applicable law and certain other provisions of the Indenture, the Holder or Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes. Any Event of Default with respect to the Notes may be waived by the Holder or Holders of a majority in aggregate principal amount of the Notes, except a failure to pay principal or interest with respect to any Note.

  Under the Indenture, the Company is required to furnish to the Trustee quarterly a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under such Indenture or, if there has been such default, specifying each such default. (Section 1004).

  The Indenture provides that the Trustee will, within 90 days after the occurrence of a default, give to the Holder or Holders of the Notes notice of such default known to it if uncured; provided that, except in the case of default in the payment of principal of or interest on any of the Notes, the Trustee will be protected in withholding such notice if the board of directors or responsible officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holder or Holders of the Notes; and, provided further, that such notice shall not be given until 30 days after the occurrence of a default in the performance of the covenants and warranties of the Company in the Indenture other than for the payment of the principal of or interest on the Notes. The term "default" for the purpose only of this provision means the happening of any of the Events of Default specified in the Indenture, excluding any grace periods and irrespective of any notice requirements. (Section 602).

  The Holder or Holders of a majority in principal amount of the outstanding Notes will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, and to waive certain defaults. (Sections 512 and 513). The Indenture provides that, in case an Acceleration Event shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 601). Subject to certain provisions of the Indenture, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holder or Holders of the Notes unless they have offered to the Trustee reasonable security or indemnity against the costs, expenses, and liabilities which might be incurred by it in compliance with such request or direction. (Section 603).

MODIFICATION AND WAIVER

  With certain limited exceptions which permit modification of the Indenture by the Company and the Trustee only, the Indenture may be modified by the Company with the consent of Holders of not less than a majority in aggregate principal amount of outstanding Notes; provided, however, that no such changes shall without the consent of the Holder of each Note affected thereby (a) change the maturity date of the principal of, or the due date of any installment of interest on, any Note, (b) reduce the principal of, or the rate of interest on, any Note, (c) change the currency in which any portion of the principal of, or interest on, any Note is payable, (d) impair the right to institute suit for the enforcement of any such payment, (e) reduce the above stated percentage of Holders of the outstanding Notes necessary to modify the Indenture, or (f) modify the foregoing requirements or reduce the percentage of outstanding Notes necessary to waive any past default. (Section 902)

  The Holders of a majority in aggregate principal amount of outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1011)

SATISFACTION AND DISCHARGE OF INDENTURE

  The Indenture provides that the Company may terminate its obligations under the Indenture with respect to all Notes which will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, by delivering to the Trustee, in trust for such purpose, money, Government Obligations or both which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide on the due dates of any payment of principal and interest, or a combination thereof, money in an amount sufficient to discharge the entire indebtedness of such Notes. (Section 401)

THE TRUSTEE

  BNY Western Trust Company will serve as Trustee under the Indenture and also as the Note Registrar and Paying Agent. The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will generally be permitted to engage in other transactions with the Company. The Indenture also provides that the Company will indemnify the Trustee against loss, liability or expense incurred without negligence or bad faith on the part of the Trustee arising out of or in connection with the trust under the Indenture. (Sections 607 and 613)

                                 UNDERWRITING

  The Underwriters named below have severally agreed, subject to the terms and conditions of the Purchase Agreement, to purchase from the Company the respective principal amount of the Notes set forth opposite their names in the table below:

                                                                     PRINCIPAL
     UNDERWRITER                                                      AMOUNT
     -----------                                                    -----------
     Piper Jaffray Inc............................................. $
     Keefe, Bruyette & Woods, Inc..................................
     Oppenheimer & Co., Inc........................................
                                                                    -----------
                                                                    $40,000,000
                                                                    ===========

  The nature of the obligations of the Underwriters is such that if any of the Notes are purchased, all of them must be purchased. The Purchase Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters and to various other conditions.

  The Underwriters have advised the Company that they propose to offer the Notes to the public at the Price to Public and to selected dealers at such
price less a concession of not more than   % of the principal amount of the
Notes. The Underwriters may allow, and such dealers may reallow, concessions
not in excess of   % of the principal amount of the Notes to certain other
brokers and dealers. After the initial public offering, the Price to Public and other selling terms may be changed by the Underwriters.

  In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. The Underwriters may bid for and purchase in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase in the open market to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

  The Notes have been approved for listing on the New York Stock Exchange subject to official notice of issuance. The Underwriters have indicated an intention to make a market in the Notes as permitted by applicable laws and regulations. No Underwriter, however, is obligated to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of such Underwriter. There can be no assurance that an active trading market for the Notes will develop. If the Notes are traded after their initial issuance, they may trade at a discount from their principal amount.

  Oppenheimer & Co., Inc. provides ongoing financial advisory and investment banking services for the Company including in connection with mergers and acquisitions and related matters. See "Risk Factors--Limited Right of Acceleration of Notes."

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                LEGAL OPINIONS

  The validity of the Notes to be offered hereby will be passed upon for the Company by Sullivan & Cromwell, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Manatt, Phelps & Phillips, LLP, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements of GBC Bancorp and subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES OR THAT INFORMATION CONTAINED HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                             --------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Summary....................................................................   3
Summary Consolidated Financial Information.................................   7
Risk Factors...............................................................   9
Recent Developments........................................................  12
Use of Proceeds............................................................  12
Capitalization.............................................................  13
Management.................................................................  14
Description of Notes.......................................................  16
Underwriting...............................................................  23
Legal Opinions.............................................................  24
Experts....................................................................  24


                                  $40,000,000

                             [LOGO OF GBC BANCORP]


                               % Subordinated Notes
                                   due 2007


                               -----------------
                              P R O S P E C T U S
                               -----------------


                              Piper Jaffray inc.

                         Keefe, Bruyette & Woods, Inc.

                            Oppenheimer & Co., Inc.


                                       , 1997

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

   Securities and Exchange Commission Registration Fee................ $ 12,121
   NASD Filing Fee....................................................    4,500
   Stock Exchange Listing Fees........................................    2,500
   Transfer Agent and Registrar Fees*.................................    7,500
   Legal Fees and Expenses*...........................................   75,000
   Accounting Fees and Expenses*......................................  100,000
   Rating Agency Fees.................................................   35,000
   Blue Sky Fees and Expenses.........................................    5,000
   Printing Expenses*.................................................   25,000
   Miscellaneous*.....................................................   33,379
                                                                       --------
     Total............................................................ $300,000
                                                                       ========

--------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 317 of the California General Corporation Law (the "Corporation Law") contains provisions for the indemnification of directors and officers on terms substantially identical to those contained in the Company's Bylaws. The Company's Bylaws require the Company to indemnify its officers and directors to the fullest extent permitted by California law against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an officer or director. Pursuant to California law, a corporation shall have the power to indemnify an officer or director who was or is a party or is threatened to be made a party in a proceeding by reason of his position as an officer or director if the officer or director acted in good faith, in the best interest of the corporation and with such care as an ordinarily prudent person in a like position would use under the circumstances. To the extent that a director or officer is successful on the merits in the defense of certain proceedings, the Company is required to indemnify such party against expenses actually and reasonably incurred. Otherwise, indemnification of officers and directors must be authorized by the corporation in each specific case, after a determination is made by a majority vote of a quorum of directors not parties to the proceeding, or by independent legal counsel, or the approval of a majority of the stockholders voting for such approval, or the court in which the proceeding was or is pending.

  Section 204(a)(11) of the Corporation Law provides for the indemnification, subject to certain limitations, of directors and officers for breach of their duty to the Company and its stockholders in excess of that expressly permitted by Section 317 of the Corporation Law. The Company's Articles of
Incorporation, as amended, contain a provision implementing Section
204(a)(11).

  In addition, and subject to California law, the Company's Stock Option Plans (the "Plans") specifically provide that the Company and its subsidiaries shall pay the expenses incurred by, and satisfy a judgment or fine rendered or levied against, a present or former director in any action brought by a third party against such person (whether or not the Company is joined as a party defendant) to impose a liability or penalty on such person while a director arising with respect to the Plans or administration thereof or of the Company.

  Section 317 of the Corporation Law also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any agent of the corporation against any liabilities asserted against or incurred by the agent in such capacity. The Company maintains an officers' and directors' liability insurance policy insuring the Company's officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring the Company under certain circumstances, in the event that indemnification payments are made by the Company to such officers and directors.

  Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement for Company's and the Underwriter's respective agreements to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

ITEM 16. EXHIBITS.

    1.1 Form of Purchase Agreement.
    4.1 Form of Indenture.*
    4.2 Form of Notes (included in Exhibit 4.1).*
    5.1 Opinion of Sullivan & Cromwell as to the validity of the Notes.*
   12.1 Statement re computation of ratios.*
   23.1 Consent of KPMG Peat Marwick LLP.*
   23.2 Consent of Sullivan & Cromwell (included in Exhibit 5.1).*
   24.1 Power of Attorney (contained on page II-3).*
   25.1 Statement of Eligibility and Qualification of Trustee on Form T-1.*

--------

* Previously filed

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on the 23rd day of July, 1997.

                                          GBC Bancorp
                                          (Registrant)

                                                    /s/ Peter Lowe
                                          By: _________________________________
                                                       Peter Lowe
                                              Executive Vice President and
                                                 Chief Financial Officer

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Li-Pei Wu and Peter Lowe, as his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on July 23, 1997.

                 SIGNATURE                                   TITLE
                 ---------                                   -----
                 Li-Pei Wu*                President, Chief Executive Officer and
 ________________________________________   Director
                 Li-Pei Wu

             /s/ Peter Lowe                Executive Vice President and
 ________________________________________   Chief Financial Officer (Chief
                Peter Lowe                  Accounting Officer)

                Helen Chen*                Director
 ________________________________________
                Helen Chen

             Thomas C.T. Chiu*             Director
 ________________________________________
             Thomas C.T. Chiu

               Chuang-I Ling*              Director
 ________________________________________
               Chuang-I Ling

                Ko-Yen Lin*                Director
 ________________________________________
                Ko-Yen Lin

                 SIGNATURE                                   TITLE
                 ---------                                   -----
                Ting Y. Liu*               Director
 ________________________________________
                Ting Y. Liu
               John C. Wang*               Director
 ________________________________________
               John C. Wang
              Kenneth C. Wang*             Director
 ________________________________________
              Kenneth C. Wang
                Chien-Te Wu*               Director
 ________________________________________
                Chien-Te Wu
                 Julian Wu*                Director
 ________________________________________
                 Julian Wu
                 Peter Wu*                 Director
 ________________________________________
                 Peter Wu
                Ping C. Wu*                Director
 ________________________________________
                Ping C. Wu
                 Walter Wu*                Director
 ________________________________________
                 Walter Wu
                                           Director
 ________________________________________
              Chin-Liang Yen
 *By:      /s/ Peter Lowe
 ________________________________________
                Peter Lowe,
             Attorney-in-fact

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  DOCUMENT DESCRIPTION
 ------- --------------------
   1.1   Form of Purchase Agreement.
   4.1   Form of Indenture.*
   4.2   Form of Notes (included in Exhibit 4.1).*
   5.1   Opinion of Sullivan & Cromwell as to the validity of the Notes.*
  12.1   Statement re computation of ratios.*
  23.1   Consent of KPMG Peat Marwick LLP.*
  23.2   Consent of Sullivan & Cromwell (included in Exhibit 5.1).*
  24.1   Power of Attorney (contained on page II-3).*
  25.1   Statement of Eligibility and Qualification of Trustee on Form T-1.*

--------

* Previously filed